Drink Monday Inc.



ANNUAL REPORT

6691 Corte Maria

Carlsbad, CA 92009

0

https://drinkmonday.co/

This Annual Report is dated April 26, 2023.

BUSINESS

Company Overview

Drink Monday, Inc. ("Monday" or the "Company") is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise.

Our drinks portfolio targets spirit categories that allow Monday to stand out with bold, complex flavor profiles that look, feel, and most importantly taste like familiar top-shelf spirits that mix 1:1 in classic cocktails.

Business Model

Our initial digital-first, e-commerce (DTC/AMZN/select partners) approach put us in a strong early position to reach broad audiences quickly.

Recently, we've expanded into a multi-channel approach (B2B) where we plan to expand into retail/brick-and-mortar.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $425,676.00

Number of Securities Sold: 255,845

Use of proceeds: Brick and Mortar Expansion, Digital Growth Marketing, and Research and Development.

Date: June 28, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $2,091,423.00

Use of proceeds: Fund marketing spend, operations, and inventory

Date: August 20, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue
Revenue in 2022 was $3,724,908, +7% vs 2021. We achieved this revenue while optimizing our ad spend, which was 15% less year over year.

Cost of Revenue
Cost of sales in 2022 grew proportionately, increasing 5% to $2,243,991 from costs of

$2,129,443 in fiscal year 2021.

Gross Margins
Our 2022 gross profit increased by $137,034 over the 2021 gross profit. Gross margins as a percentage of revenues increased from 38.7% in 2021 to 39.8% in 2022.

Expenses
The Company's expenses consist of, among other things, personnel costs, advertising and marketing expenses, selling commissions, merchant processing fees, professional services, product research and development expenses, and general administrative expenses. Expenses in 2022 were relatively flat, decreasing slightly by $6,403 from 2021. While the company was able to realize some savings in legal and professional fees, this was offset by higher payroll and software costs. Sales and marketing expenses were flat.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $438,202.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DECATHLON ALPHA IV, L.P.

Amount Owed: $814,173

Interest Rate: 17.0%

Maturity Date: July 6, 2027

$800k advance on future revenue, collection is 3.5% of revenue, additional $450k available for draw with conditions

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Garrett Potter

Garrett Potter's current primary role is with goPure Brands. Garrett Potter currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2022 - Present

Responsibilities: Manages the overall business and affairs of the company

Other business experience in the past three years:

Employer: Vessel Brand Inc.

Title: CFO / COO

Dates of Service: May, 2019 - December, 2022

Responsibilities: Garrett managed the finances, operations, and typical related duties of the company.

Other business experience in the past three years:

Employer: goPure Brands

Title: CFO/COO

Dates of Service: March, 2023 - Present

Responsibilities: Garrett is a full-time CFO at goPure Brands responsible for principal accounting duties as well as typical CFO and COO related duties.

Other business experience in the past three years:

Employer: Drink Monday

Title: CFO/COO

Dates of Service: March, 2021 - February, 2023

Responsibilities: Typical CFO and COO responsibilities including finance, operations, and related duties

Name: Christopher L Boyd

Christopher L Boyd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: February, 2023 - Present

Responsibilities: Founder, previous CEO, Chairman of the Board.

Other business experience in the past three years:

Employer: Drink Monday

Title: CEO

Dates of Service: April, 2019 - January, 2023

Responsibilities: Founder and chief executive responsible for general supervision, direction, and control of the business and company officers

Name: Taylor Hartley Foxman-Weiner

Taylor Hartley Foxman-Weiner's current primary role is with The Industry Collective. Taylor Hartley Foxman-Weiner currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2022 - Present

Responsibilities: Board Member and Advisor.

Other business experience in the past three years:

Employer: The Industry Collective

Title: Chief Executive Officer

Dates of Service: April, 2020 - Present

Responsibilities: Beverage Advising.

Name: Tonya Wearner

Tonya Wearner's current primary role is with Califia Farms. Tonya Wearner currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2019 - Present

Responsibilities: Board Member and Advisor.

Other business experience in the past three years:

Employer: Califia Farms

Title: Senior Vice President

Dates of Service: January, 2021 - Present

Responsibilities: SVP of International Sales, Marketing and Supply Chain

Other business experience in the past three years:

Employer: Quest Nutrition

Title: Senior Vice President

Dates of Service: January, 2018 - January, 2021

Responsibilities: SVP of Ecommerce

Name: Michael Francis Marckx

Michael Francis Marckx's current primary role is with MONUMENTS OF CYCLING. Michael Francis Marckx currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Board member focused on disruptive marketing advisement.

Other business experience in the past three years:

Employer: MONUMENTS OF CYCLING

Title: Chief Executive Officer and Founder

Dates of Service: January, 2016 - Present

Responsibilities: Typical CEO responsibilities and duties.

Other business experience in the past three years:

Employer: CREATIVE DISRUPTION

Title: Chief Disruption Officer

Dates of Service: January, 2015 - Present

Responsibilities: Owner and operator-related duties typically found with virtual marketing agencies.

Name: Kenneth Allen Young

Kenneth Allen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: November, 2022 - Present

Responsibilities: Responsible for the general supervision, direction, and control of the business and company officers. Ken receives $120,000 in annual salary.

Other business experience in the past three years:

Employer: BASECAMP Consulting Group LLC

Title: Co-founder & Chairman

Dates of Service: November, 2020 - Present

Responsibilities: Chairman of the Board of Directors. Requires only a de minimus amount of time to fulfill.

Other business experience in the past three years:

Employer: Flywheel Strategic Partners

Title: Managing Partner

Dates of Service: August, 2022 - Present

Responsibilities: Advisor to the CEO/Founder

Other business experience in the past three years:

Employer: Hedgehog Investment Research

Title: Advisor

Dates of Service: March, 2019 - March, 2021

Responsibilities: Advisor to the Founder

Other business experience in the past three years:

Employer: Nutritional High

Title: EVP, General Manager

Dates of Service: December, 2019 - November, 2020

Responsibilities: Operate the company's California distribution arm

Name: Ricardo Camargo

Ricardo Camargo's current primary role is with Vapor Studio. Ricardo Camargo currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Board member focused on beverage and brand advisement.

Other business experience in the past three years:

Employer: Vapor Studio

Title: Founder + CEO

Dates of Service: March, 2003 - Present

Responsibilities: CEO

Name: Marcelo Mascarenhas Kertesz

Marcelo Mascarenhas Kertesz's current primary role is with Manscaped. Marcelo Mascarenhas Kertesz currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, Board Member

Dates of Service: July, 2019 - Present

Responsibilities: Marcelo has created the initial branding and, as a board member, he provides guidance on our branding and marketing initiatives.

Other business experience in the past three years:

Employer: Manscaped

Title: Chief Marketing Officer

Dates of Service: April, 2020 - Present

Responsibilities: Responsible for Marketing strategy and initiatives, as well as creative, product design and packaging.

Name: Anthony Domenici

Anthony Domenici's current primary role is with BASECAMP Consulting Group. Anthony Domenici currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: February, 2023 - Present

Responsibilities: Oversee accounting, cash flow, and strategic finance, working approximately 35 hours per week.

Other business experience in the past three years:

Employer: BASECAMP Consulting Group

Title: Co-Founder & CFO

Dates of Service: September, 2020 - Present

Responsibilities: Fractional CFO

Other business experience in the past three years:

Employer: GBL, LLC

Title: VP of Finance

Dates of Service: March, 2019 - December, 2019

Responsibilities: Responsible for finance and accounting

Other business experience in the past three years:

Employer: Petalfast

Title: CFO

Dates of Service: October, 2021 - September, 2022

Responsibilities: Responsible for all finance and accounting, member of the management team

Other business experience in the past three years:

Employer: Kurvana

Title: VP Finance & Accounting

Dates of Service: April, 2019 - February, 2020

Responsibilities: Report to CEO as finance leader and overseeing accounting department. Heavy experience in cash management, supply chain/inventory planning, strategic planning, financial projection modeling, and financial reporting.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ben Acott

Amount and nature of Beneficial ownership: 2,839,583

Percent of class: 20.47

Title of class: Common Stock

Stockholder Name: Christopher L Boyd

Amount and nature of Beneficial ownership: 2,050,000

Percent of class: 14.78

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed Shadow Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 903,613 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 15,136,030 with a total of 11,068,450 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,366,089 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 202,361 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 2,800,133 with a total of 1,535,963 outstanding.

Voting Rights

Voting is equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held are convertible. Please see below for further details on material rights.

Material Rights

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.

Series Seed Shadow Preferred Stock

The amount of security authorized is 1,267,447 with a total of 1,267,447 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Shadow Preferred Stock.

Material Rights

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that s

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series Seed Preferred Stock in the amount of up to $1.5M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Series Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Drink Monday Inc. was formed on 06/06/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Drink Monday Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Drink Monday or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Drink Monday could harm our reputation and materially negatively impact our financial condition and business. The Company's Chief Executive Officer currently has multiple roles. The Company's Chief Executive Officer, Kenneth Young, also currently works for his unrelated companies BASECAMP Consulting Group LLC and Flywheel Strategic Partners. These roles require little of Kenneth's time and he considers his work with Drink Monday as his priority. Kenneth also receives a salary of $120,000 for his CEO work with Drink Monday. While Kenneth's focus is on his work with the Company, there is some level of risk in investing in a company whose CEO holds concurrent employment with unrelated companies.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Drink Monday Inc.

By   /s/ *Ken Young*

     Name: Drink Monday, LLC

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Drink Monday Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2022

through December 31, 2022

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Drink Monday Inc.

Table of Contents



Independent Auditor's Report

March 29, 2023
To: Board of Directors of Drink Monday Inc.
Attn: Ken Young, CEO
Re: 2022 Financial Statement Audit – Drink Monday Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Drink Monday Inc., which comprise the balance sheets as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Drink Monday Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Drink Monday Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Drink Monday Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 29, 2023

DRINK MONDAY, INC
BALANCE SHEET
As of December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	438,202
Accounts Receivable		4,129
Total Current Assets		**442,331**
Other Assets		
Inventory		943,313
Other Current Assets		117,324
Total Other Assets		**1,060,636**
Total Assets	$	**1,502,967**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	116,640
Credit cards		1,810
Accrued Expenses		37,840
Loan Payable		0
Deferred Revenue		12,514
Total Current Liabilities		**168,804**
Long-term Liabilities		
Loan Payable		800,000
Accrued Interst		14,173
Total Long-term Liabilities		**814,173**
Total Liabilities		**982,977**
Stockholders' deficit		
Common Stock; $0.00001 par value, 13,871,860 shares authorized 8,500,000 shares issued and outstanding		85
Preferred Stock; $0.00001 par value, 2,803,410 shares authorized 2,803,410 shares issued and outstanding		280
Additional paid-in capital - Common Stock		40,626
Additional paid-in capital - Preferred Stock		2,527,461
Additional paid-in capital - Stock Options		9,801
SAFEs		0
Retained earnings		(2,058,264)
Total Stockholders' Deficit		**519,990**
Total Liabilities and Stockholders' Deficit	$	**1,502,967**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
INCOME STATEMENT
Year Ended December 31, 2022
(Audited)

		2022
Revenues	$	3,724,908
Cost of revenues		2,243,991
Gross Profit		**1,480,917**
Operating Expenses		
General and administrative		54,260
Payroll		367,547
Rent		6,817
Software		41,266
Legal and professional		77,978
Sales and marketing		1,784,133
Total Operating Expenses		**2,332,001**
Other Income/(Expense)		
Interest expense		69,340
Share-based compensation		8,335
Total other expense		**77,675**
Net Income (Loss)	$	**(928,759)**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2022
(Audited)

	Common Stock		Additional Paid-in-Capital - Common Stock	Preferred Stock		Additional Paid-in-Capital - Preferred Stock	Additional Paid-in-Capital - Stock Options	SAFE Notes	Retained Earnings	Stockholders' Equity
	Shares	Value ($0.0001 par)		Shares	Value ($0.0001 par)					
Balance as of December 31, 2021	8,500,000	$ 85	$40,626	-	$-	$-	$1,466	$2,091,423	$(1,129,505)	$1,004,094
Issuance of Preferred Stocks	-	-	-	2,803,410	280	2,527,461		(2,091,423)	-	436,318
Conversion of SAFE Notes	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	8,335	-	-	8,335
Net Loss	-	-	-	-	-	-	-	-	(928,759)	(928,759)
Balance as of December 31, 2022	8,500,000	$ 85	$40,626	2,803,410	$280	$2,527,461	$9,801	$-	$(2,058,264)	$519,990

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	$ (928,759)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Share-based compensation	8,335
Accrued Interest	32,583
Changes in operating assets and liabilities:	
Accounts receivable	22,070
Inventory	46,961
Current assets	(85,622)
Accounts payable	37,965
Credit cards	(4,808)
Accrued expenses	(89,497)
Deferred revenue	12,514
Net cash provided by (used in) operating activities	**(948,257)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Safe Notes	-
Issuance of Preferred Stock	436,318
Loan Payable Issued	1,406,100
Loan Payable Repayments	(936,390)
Net cash used in financing activities	**906,028**
Net change in cash and cash equivalents	**(42,229)**
Cash and cash equivalents at beginning of period	480,430
Cash and cash equivalents at end of period	**$ 438,202**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2022 the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 as there were no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2022, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2022 the Company recognized $3,724,908 in gross revenue and had deferred revenue balance of $12,514.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 the company had $4,129 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,7884,133 for the year ended December 31, 2022.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2022 inventory consisted of the following:

	2022
Raw Materials	237,986
Packaging	50,123
Work in Progress	333,681
Finished Goods	321,522
Inventory in Transit	-
Inventory Deposits	-
	$ 943,313

NOTE 4 – LOANS

Cash Advance Received

In 2022, the Company received cash advances of $230,000, $225,000 and $121,000, requiring principal repayment with 5.75%, 6% and 7.99% of transaction fees, respectively. By December 31, 2022, the Company had repaid all amounts due.

Additionally in 2022, the Company entered into a revenue loan financing agreement for an aggregate amount of $1,250,000, with an interest rate of 17%. In 2022 the Company received an advance of $800,000 related to the new agreement. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As a result of the revenue loan financing agreement, previous cash advances were all repaid in 2022 as such the balance as of December 31, 2022 for cash advances is $800,000 with accrued interest of $14,173.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2021 totaled $2,058,264. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

Common Stock

As of December 31, 2022, the Company has 8,500,000 shares of common stock issued and outstanding. No additional shares were issued in 2022. The company amended total authorized shares of common stock to 13,871,860 shares, $0.0001 par value.

Preferred Stock

In 2022, the Company amended the articles of incorporation to authorize a total of 2,803,410, $0.0001 par value, shares of preferred stock to be available for issuance. In 2022, the Company issued 262,241 shares of preferred stock through an equity financing event. As a result of the equity financing event, all outstanding SAFEs were converted into 2,541,169 shares of preferred stock. As of December 31, 2022, the Company had 2,803,410 shares of preferred stock issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2022 all SAFEs converted into preferred shares (refer above to preferred stock).

NOTE 7 – STOCK BASED COMPENSATION

The Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

In 2021, the Company issued 1,142,000 stock options for common stock with an exercise price of $0.09 per share that vest over the period of four years. In 2022, the Compnay issued 732,822 stock options for common stock with an exercise price of $0.09 and $0.38 per share that vest over one or two years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. In 2022 95,834 options were cancelled. The company recorded a share-

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

based compensation expense of $8,335 as of December 31, 2022.

Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.09 , $0.38
Fair value share price	$ 0.09, $0.38
Expected volatility	35.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	2.31%
Fair value per share option	$ 0.013 , $0.057

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,250,000 in preferred stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary"). The Intermediary will be entitled to receive a 5.5% commission fee and 3% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Ken Young, Principal Executive Officer of Drink Monday Inc., hereby certify that the financial statements of Drink Monday Inc. included in this Report are true and complete in all material respects.

Ken Young

CEO